SEC FILE NUMBER 000-50990
CUSIP NUMBER 891777104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Tower Group, Inc.

Full Name of Registrant

Former Name if Applicable

120 Broadway, 31st Floor

Address of Principal Executive Office (Street and Number)

New York, New York 10271

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, on January 10, 2013, Tower Group, Inc. (“Tower”) reached a determination to (i) revise Tower’s previously-filed audited annual consolidated financial statements contained in Tower’s Annual Report on Form 10-K for the year ended December 31, 2011 and (ii) restate Tower’s previously-filed unaudited interim 2012 consolidated financial statements contained in Tower’s Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012. Tower reached the determination to revise and restate, as applicable, such financial statements on January 10, 2013, following management review of the matter with the Audit Committee of Tower’s Board of Directors. The need to revise and restate these consolidated financial statements resulted from an error in the application of Financial Accounting Standards Board Accounting Standards Codification 740, Accounting for Income Taxes, related to deferred income taxes on acquisitions.

On January 16 and 17, 2013, Tower filed with the Securities and Exchange Commission (the “SEC”): (i) revised audited annual consolidated financial statements in an amendment to its Annual Report on Form 10-K for the year ended December 31, 2011 and (ii) restated unaudited interim consolidated financial statements in amendments to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, in each case to correct the accounting error described above and other immaterial adjustments that were initially recorded in the period they were identified. These restatements and revisions, as well as the preparation of the amended reports, required Tower to commit a significant amount of time and extensive accounting resources and, as a result, the process of preparing Tower’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) was delayed for an extended period of time.

In addition, as a result of the restatement, Tower’s accounting and legal personnel spent additional time updating Tower’s proxy statement in connection with its forthcoming business combination transaction with Canopius Holdings Bermuda Limited.

As a result, Tower is unable to timely file its 2012 Form 10-K without unreasonable effort or expense, and Tower could not eliminate the reasons causing the inability to file the 2012 Form 10-K timely without unreasonable effort or expense. Tower is continuing to work diligently on the completion of its 2012 Form 10-K and expects that it will be filed with the SEC on or about March 4, 2013, and, in any event the 2012 Form 10-K will be filed with the SEC no later than the fifteenth calendar date following the prescribed due date (i.e., no later than March 18, 2013).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Hitselberger	(212)	655-2000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, on January 10, 2013, Tower reached a determination to (i) revise Tower’s previously-filed audited annual consolidated financial statements contained in Tower’s Annual Report on Form 10-K for the year ended December 31, 2011 and (ii) restate Tower’s previously-filed unaudited interim 2012 consolidated financial statements contained in Tower’s Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012. The need to revise and restate these consolidated financial statements resulted from an error in the application of Financial Accounting Standards Board Accounting Standards Codification 740, Accounting for Income Taxes, related to deferred income taxes on acquisitions.

On January 16 and 17, 2013, Tower filed with the SEC: (i) revised audited annual consolidated financial statements in an amendment to its Annual Report on Form 10-K for the year ended December 31, 2011 and (ii) restated unaudited interim consolidated financial statements in amendments to its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, June 30, 2012 and September 30, 2012, in each case to correct the accounting error described above and other immaterial adjustments that were initially recorded in the period they were identified. For more information, please see the Current Report on Form 8-K filed by Tower with the SEC on January 16, 2013.

On February 25, 2013, Tower publicly released its results of operations for the year ended December 31, 2012. Tower reported fourth quarter 2012 net loss attributable to common shareholders of $52.1 million or ($1.36) per share, compared to fourth quarter 2011 net income attributable to common shareholders of $25.3 million or $0.64 per diluted share. For the full year 2012, net loss attributable to common shareholders was $28.2 million or ($0.73) per share, compared to full year 2011 net income of $60.5 million or $1.48 per diluted share.

Tower Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 4, 2013	By	/s/ William E. Hitselberger
William E. Hitselberger
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.